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                                                                      EXHIBIT 10


Apartment Investment and Management Company Announces Fourth Quarter And 2001 Financial Results - 8% Increase in FFO, or 2% on a Per Share Basis in Fourth Quarter

DENVER, Feb. 11 /PRNewswire-FirstCall/ -- Apartment Investment and Management Company (NYSE: AIV - news; "Aimco") announced its fourth quarter and 2001 financial results today. The full text of the release is available through the Company's website and email distribution. Aimco will also have available on its website and through email distribution supplemental information via Supplemental Schedules. The full text and Supplemental Schedules are available at www.aimco.com/about/financial/4Q2001.asp. Selected highlights from the full text release are noted below.

     Fourth Quarter Results

     -- Funds From Operations ("FFO") for the fourth quarter of 2001 equaled
        $134 million or $1.30 per common share, compared to $124 million or $1.27 per common share for the fourth quarter of 2000, an increase of 8%, or 2% on a per share basis.

     -- Adjusted Funds From Operations ("AFFO"), Aimco's measure of economic profitability, for the fourth quarter of 2001 equaled $116 million or $1.13 per common share, compared to $113 million or $1.16 per common share for the fourth quarter of 2000, an increase of 3%, or a decrease of 3% on a per share basis. Based on actual expenditures, capital replacement costs were $110 per unit for the quarter compared to $75 per unit in the fourth quarter of 2000.

     -- Fourth quarter 2001, "same store" sales for the 641 "same store" apartment communities containing 175,658 units owned during both 2001 and 2000, adjusted for Aimco's ownership interest in these communities, showed a 2.0% increase in revenues, a 1.0% increase in operating expenses, and a 2.7% increase in Net Operating Income from the fourth quarter of 2000.

     -- Weighted average physical occupancy for the 641 apartment communities was 93.4% for the fourth quarter, compared to 94.2% for the fourth quarter of 2000.

     -- Average monthly rent per occupied unit was $692 at December 31, 2001 compared to $681 at December 31, 2000, an increase of 2%.

   2001 Results

     -- For 2001, Funds From Operations ("FFO") equaled $532 million or $5.21 per common share, compared to $440 million or $4.81 per common share for 2000, an increase of 21%, or 8% on a per share basis.

     -- For 2001, Adjusted Funds From Operations ("AFFO") equaled $473 million or $4.63 per common share, compared to $399 million or $4.37 per common share for 2000, an


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        increase of 19%, or 6% on a per share basis. Actual capital replacement costs were $367 per unit for 2001 compared to $300 per unit for 2000.

     -- For 2001, "same store" results for the 641 "same store" apartment communities containing 175,658 units owned during both 2001 and 2000, adjusted for Aimco's ownership interest in these communities, were a 3.6% increase in revenues, a 4.4% increase in operating expenses, and a 3.0% increase in Net Operating Income from 2000.

     -- Weighted average physical occupancy for the 641 apartment communities was 93.6% for 2001, compared to 94.3% for 2000.

   2002 Outlook

     -- Aimco expects, before any impact from the previously announced Casden transactions, that FFO for the first quarter 2002 will be $1.30 per share and FFO for 2002 will be in the range of $5.22 to $5.45 per share.

     -- Aimco also expects, before any impact from the previously announced
        Casden transactions, that AFFO for the first quarter 2002 will be $1.12 to $1.15 per share and AFFO for 2002 will be $4.50 to $4.85 per share.

Forward-looking Assumptions


This earnings release contains forward-looking statements including statements regarding 2002 results which are subject to certain risks and uncertainties, including but not limited to the Company's ability to maintain current occupancy, rent levels, and "same store" results. Actual results may differ materially from those described and could be affected by a variety of factors including economic conditions; changes in interest rates; governmental regulations; competition; financing risks; variations in real estate values; the failure of acquisitions to perform in accordance with expectations; possible environmental liabilities; and other risks described in our filings with the Securities and Exchange Commission. These forward-looking statements reflect management's judgment as of this date, and we assume no obligation to revise or update them to reflect future events or circumstances.

About Aimco

Aimco is a real estate investment trust headquartered in Denver, Colorado and operating a geographically diversified portfolio of apartment communities through 18 regional operating centers. Aimco, through its subsidiaries, operates approximately 1,400 properties, including approximately 280,000 apartment units, and serves approximately one million residents each year. Aimco's properties are located in 45 states, the District of Columbia and Puerto Rico.

SOURCE: Apartment Investment and Management Company